UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Douglas Menelly

On September 4, 2023, Mr. Douglas Menelly notified Pop Culture Group Co., Ltd (the “Company”) of his resignation as a director of the Company, effective September 4, 2023. Mr. Menelly has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Resignation of Mr. Christopher Kohler

On September 6, 2023, Mr. Christopher Kohler notified the Company of his resignation as a director of the Company, effective September 6, 2023. Mr. Kohler has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Resignation of Ms. Xiaolin Hu

On September 6, 2023, Ms. Xiaolin Hu notified the Company of her resignation as a director of the Company, effective September 6, 2023. Ms. Xiaolin Hu has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

As of the date of this report, the Company is still looking for director candidates to fill in the vacancies created by the resignation of Mr. Menelly, Mr. Kohler, and Ms. Hu.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 11, 2023	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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